Mail Stop 3561

July 2, 2009

Via U.S. Mail and Facsimile

Stetson Chung
Chief Executive Officer
203 Hankow Center
5 – 15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

RE: Great East Bottles & Drinks (China) Holdings, Inc.
        Form 10-K for the fiscal year ended December 31, 2008

        File No. 333-139008

Dear Mr. Chung:

        We have reviewed your filing and have the following comments. We have
limited our review to only financial statements and related disclosures and do not intend
to expand our review to other portions of your document. Where indicated, we think you
should revise your document in response to these comments and comply with the
remaining comments in all future filings. If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stetson Chung
Great East Bottles & Drinks (China) Holdings, Inc.
Page 2

Form 10-K for the fiscal year ended December 31, 2008

Item 9A(T). Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 37

1. In light of the fact that a material weakness existed in your internal control over financial reporting as of December 31, 2008 as described on page 38, please provide us with and revise future filings to disclose in reasonable detail the basis for your principle executive officer's and principle financial officer's conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. We are unclear how your disclosure controls and procedures could be effective as of December 31, 2008 when a material weakness in your internal control over financial reporting existed as of December 31, 2008. Please advise or revise as appropriate.

2. Also, as it relates to your material weakness disclosed in you management's report on internal control over financial reporting on page 38, please disclose the steps you have taken or plan to take to remedy this identified material weakness.

Item 11. Executive Compensation, page 40

3. We note from the disclosures provided on page 40 of your Annual Report on Form 10-K that no compensation was paid to the Company's CEO and President during 2007 and 2008. We also note from the discussion included on page 14 of MD&A in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2009, that the Company's general and administrative expenses increased during the 2009 period due to accruing certified officers salary and benefits as well as relevant accountancy and auditing fees for US filings in 2009 and 2008. Based on these disclosures, it appears that no compensation was accrued or paid for services provided by the Company's CEO and President during 2007 and 2008 and that 2008 accountancy and auditing fees were not reflected in the Company's financial statements until 2009.

   Please note that we believe that the Company's financial statements should reflect compensation expense for the Company's CEO and President for 2008 and 2007 at fair market levels irrespective of whether any amounts were paid, and should be reflected as capital contributions to the extent that no amounts were paid during each of these periods. Furthermore, please explain why 2008 accountancy and auditing fees were not reflected in the Company's financial statements until the first quarter of 2009 and tell us the amount of the 2008 fees that were not recognized until 2009. To the extent that the 2008 accountancy and auditing fees were for services rendered to the Company in 2008, we believe these expenses should be reflected in the Company's 2008 financial statements rather than those for the first quarter of 2009. Please advise or revise as appropriate.

Financial Statements

Consolidated Balance Sheets, page F-1

4. Reference is made to your Pledged deposits in the amounts of $3,704,000 and 4,106,258 for 2008 and 2007, respectively. Considering the significance of the carrying balances at December 31, 2008 and 2007, please provide us with and revise your future filings to disclose the nature of each type of transaction associated with these Pledged deposits carried on your financial statements, including a description of your relationship with the counterparties involved.

5. Reference is made to your Notes payables in the amount of $2,303,646 and $1,085,956 for 2008 and 2007, respectively. In this regard, please provide us with and disclose in the notes to your financial statements in future filing the nature of the obligation(s), your relationship with the counterparties, the terms, including the rate(s) of interest, maturities, priorities, convertibility, and other material terms, including the currency of denomination. Also, if applicable, identify assets mortgaged, pledged, or otherwise subject to lien. Additionally, explain why you have classified the cash flows from these Notes payables as operating activities, rather than as financing activities.

Consolidated Statement of Income, page F-2

6. Reference is made to other income and interest income in the amounts of $266,621 and 269,011, respectively for 2008. In this regard, please tell us and revise your future disclosure in your financial statements to fully describe the nature of each source associated with the amounts reported as other income and interest income in your statements of income for 2008 and 2007.

Consolidated Statement of Cash Flows, page F-4

7. We note your subtotal labeled "Operating profit before changes in working capital" under Cash flow from operating activities, which the presentation does not comply with U.S. GAAP or more specifically with SFAS No. 95 . In this regard, please revise your statement of cash flows to remove the presentation of this subtotal "operating profit before changes in working capital."

Consolidate Statement of Stockholders' Equity, page F-3

8. Reference is made to the Capital contribution of $2,552,794 in your consolidated statement of stockholders' equity for the year ended December 31, 2007. Please provide us with and revise your financial statement in future filings to disclose the nature of this traction, including a description of your relationship with the

counterparties and how the value assigned to the capital contribution of
$2,552,794 was determined.

Note 16 – Related Party Transactions, page F-14

9. We note from your disclosure on page 42 and F-10 that Mr. Guy A-Tsan Chung
    has a common ownership in the Company and GEPH. In this regard, please
    revise the notes to your financial statements in future filing to disclose Mr. Guy
    A- Tsan Chung's ownership percentage in the Company and GEPH. Also, please
    revise the notes to your financial statements in future filings to separate the
    amounts of "purchases of PET CSD bottles and materials" reported as cost of
    sales and inventory for each year presented. As part of your response, please
    provide us with your proposed future disclosures. See paragraph 2 and 4 of SFAS
    No 57 for guidance.

Form 10-Q for the quarterly period ended March 31, 2009

Condensed Consolidated Statement of Income and Comprehensive Income, page 4

10. We note that you did not give retroactive effect to the 1 for 5 forward stock split
    approved on April 16, 2008 in the weighted average number of shares outstanding
    figure used in your basic and diluted earnings per share calculations for the three
    months period ended March 31, 2008. In this regard, please revise your earnings
    per share computations, and all related disclosures in your future filings to give
    retroactive effect to the 1 for 5 forward stock-split approved on April 16, 2008.
    Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic
    4:C.

Item 4T. Controls and Procedures, page 18

11. We note the disclosure indicating that based on their evaluation within 90 days
    prior to the filing date of this report, your Certifying Officers concluded that your
    disclosure control and procedures are ineffective. Please note that Item 307 of
    Regulation S-K provide that such evaluation should be completed as of the end of
    the period covered by the report rather than as of a date within 90 days prior to the
    filing of such report. Please revise future filings to comply with the requirements
    outlined in Item 307 of Regulation S-K, as applicable.

Changes in internal controls, page 18

12. We note the disclosure indicating that your Certifying Officers "have indicated
    that there were significant changes in your internal controls or other factors that
    could significantly affect such controls subsequent to the date of their
    evaluation…" In this regard, please revise future filings to provide disclosures

> describing the nature of each significant change in your internal controls, including the control actions taken by you with regards to significant deficiencies and material weaknesses in your internal controls.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Stetson Chung, Chief Executive Officer